Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-173037
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 11, 2011)
MCJUNKIN RED MAN CORPORATION
$1,050,000,000
9.50% Senior Secured Notes due December 15, 2016

     Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 16, 2011. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated July 11, 2011, with respect to the 9.50% Senior Secured Notes due December 15, 2016, including any amendments or supplements thereto.

     INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
     This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated at prices related to prevailing market prices at the time of sales or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any proceeds of such sales.

GOLDMAN, SACHS & CO.

November 16, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 16, 2011
Date of earliest event reported: November 10, 2011
MCJUNKIN RED MAN HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	333-153091 (Commission File Number)	20-5956993 (I.R.S. Employer Identification Number)
2 Houston Center, 909 Fannin, Suite 3100,
Houston, TX 77010
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (877) 294-7574
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement
Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year
Item 9.01 Financial Statements and Exhibits
SIGNATURES

Item 1.01	Entry into a Material Definitive Agreement
     Director Compensation Plan
     On November 10, 2011, the Board of Directors (“Board”) of McJunkin Red Man Holding Corporation (the “Company”) approved the McJunkin Red Man Holding Corporation Director Compensation Plan (the “Director Compensation Plan”). The Director Compensation Plan provides for payment of retainers, meeting fees and expenses and grants of common stock or common stock derivatives such as stock options or restricted stock awards to non-employee directors of the Company as compensation for their service on the Board. The Director Compensation Plan will be administered by the Compensation Committee of the Board. As part of the adoption of the Director Compensation Plan, the Board confirmed that non-employee directors of the Company will continue to receive an $80,000 annual cash retainer and grants of common stock derivatives at the discretion of the Board.
     The foregoing summary of the Director Compensation Plan is qualified in its entirety by reference to the actual terms of the Director Compensation Plan, attached hereto as Exhibit 10.1 to this Form 8-K.
     Officer Indemnification Agreement
     On November 10, 2011, the Board also approved a form of Officer Indemnification Agreement (the “Indemnification Agreement”) to be entered into by the Company with each of the executive officers and certain other officers and employees. The Indemnification Agreement generally requires the Company to indemnify and hold such persons harmless to the greatest extent permitted by law for liabilities arising out of such person’s service to the Company as an officer or employee, if such person acted in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to criminal proceedings, if the person had no reasonable cause to believe that his or her conduct was unlawful. In addition, the Indemnification Agreement provides for the Company to make advance payment of expenses to the indemnitee for attorney fees and/or court costs in connection with any proceeding relating to any fact or occurrence arising from or relating to events or occurrences specified in the Indemnification Agreement, provided such person provides an undertaking agreeing to repay such advancement if it is ultimately determined by a court of competent jurisdiction in a final judgment, not subject to appeal, that the indemnitee is not entitled to be indemnified by the Company.
     The foregoing description of the Indemnification Agreement is qualified in its entirety by reference to the form of the Indemnification Agreement which is filed as Exhibit 10.2 to this Form 8-K.
     Braun Employment Agreement
     As disclosed by the Company in its Current Report on Form 8-K filed with the U.S. Securities Exchange Commission on October 18, 2011, Mr. James E. Braun was appointed to serve as the Company’s Executive Vice President and Chief Financial Officer effective November 15, 2011, and Mr. Braun would be executing an employment agreement with the Company. On November 15, 2011, the Company entered into an employment agreement with Mr. Braun (the “Braun Employment Agreement”). Pursuant to the Braun Employment Agreement, Mr. Braun will serve as the Company’s Executive Vice President and Chief Financial Officer for a term of three years. Mr. Braun is entitled to a base salary of $425,000 and is entitled to receive an annual incentive bonus equal to 67% of his base salary based upon such individual and/or Company performance criteria established for each such fiscal year by the Board in consultation with the Chief Executive Officer. Mr. Braun is also entitled to receive a grant of stock options in respect of shares of the Company’s common stock, with an aggregate grant date value of $3,000,000. The Braun Employment Agreement also provides for certain severance payments and benefits following a termination of employment under certain circumstances.
     Pursuant to the terms of the Braun Employment Agreement, if Mr. Braun’s employment is terminated for any reason, including his voluntary resignation, he is entitled to receive all accrued, but unpaid, obligations including any base salary earned but unpaid through the date of termination, any earned but unpaid annual bonus for completed fiscal years and any unreimbursed expenses and any other unpaid accrued benefits. If Mr. Braun’s employment is terminated other than for “Cause” or “Disability” (as defined in the agreement) or if he resigns for “Good Reason”, he is entitled to the following severance payment and benefits:
   •  Continuation of his base salary at the rate in effect immediately prior to the date of termination for a period of 12 months;
   •  Continuation of medical benefits for 12 months, until such earlier time as he becomes eligible for medical benefits from a subsequent employer; and
   •  A pro-rata annual bonus for the fiscal year in which termination occurs, based on actual performance through the end of the fiscal year.
     These payments and the provision of benefits are generally subject to the execution of a release and compliance with restrictive covenants prohibiting competition, solicitation of employees and interference with business relationships during employment and thereafter during the applicable restriction period. The restrictions apply during Mr. Braun’s employment and for 12 months following termination. In addition, Mr. Braun is subject to perpetual restrictive covenants regarding confidentiality, non-disparagement and proprietary rights.
     The Braun Employment Agreement defines “Cause” to mean Mr. Braun’s (i) continuing failure, for more than 10 days after the Company’s written notice to Mr. Braun thereof, to perform such duties as are reasonably requested by the Company; (ii) failure to observe material policies generally applicable to officers or employees of the Company unless such failure is capable of being cured and is cured within 10 days of Mr. Braun receiving written notice of such failure; (iii) failure to cooperate with any internal investigation of the Company; (iv) commission of any act of fraud, theft or financial dishonesty with respect to the Company or indictment or conviction of any felony; (v) material violation of the provisions of this Agreement unless such violation is capable of being cured and is cured within 10 days of Mr. Braun receiving written notice of such violation; (vi) chronic absenteeism; or (vii) abuse of alcohol or another controlled substance. “Good Reason” is defined to mean (i) a material and adverse change in Mr. Braun’s duties or responsibilities, or (ii) a reduction in Mr. Braun’s base salary or target annual bonus.
     The foregoing description of the Braun Employment Agreement is qualified in its entirety by reference to the Braun Employment Agreement which is filed as Exhibit 10.3 to this Form 8-K.
     Exhibits
     A copy of the Director Compensation Plan, the form of Indemnification Agreement and the Braun Employment Agreement are filed herewith as Exhibits and incorporated herein by reference.

2

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
     The information set forth under Item 1.01 above regarding the Braun Employment Agreement is incorporated by reference into this Item 5.02.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year
     On November 10, 2011, the Board approved an amendment to the Company’s Amended and Restated By-Laws to provide for indemnification of employed legal counsel and provide for the Board to act by consent in writing or by electronic transmission and certain administrative changes.
     A copy of the amendment to the By-laws is filed herewith as Exhibit 3.1.

Item 9.01	Financial Statements and Exhibits
Exhibits
The following exhibits are being filed as part of this report:
3.1	Amendment to the Amended and Restated By-Laws of McJunkin Red Man Holding Corporation.

10.1	Director Compensation Plan.

10.2	Form of Officer Indemnification Agreement.

10.3	Employment Agreement dated November 15, 2011, entered into by and between the Company and James E. Braun.

3

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
     Date: November 16, 2011

MCJUNKIN RED MAN HOLDING CORPORATION
By:	/s/ Daniel J. Churay
Daniel J. Churay
Executive Vice President, General Counsel and Corporate Secretary

4

Exhibit 3.1
AMENDMENT TO THE
AMENDED AND RESTATED
BY-LAWS
OF
McJUNKIN RED MAN HOLDING CORPORATION
          The Amended and Restated By-Laws of McJunkin Red Man Holding Corporation adopted by the Board of Directors on October 16, 2008 (the“By-Laws”) are hereby amended as follows:
1.	ARTICLE III, SECTION 15 is hereby amended by replacing the entire section with the following:
     SECTION 15. Action by Consent. Unless restricted by the Restated Certificate of Incorporation or these By-Laws, any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of the proceedings of the Board of Directors or such committee, as the case may be. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
2.	ARTICLE IV, SECTION 10 is hereby amended by replacing the entire section with the following:
     SECTION 10. Other Officers. The Chief Operating Officer, Chief Financial Officer, Chief Administrative Officer, Chief Accounting Officer, Chief Information Officer, Chief Compliance Officer, Treasurer, Assistant Secretaries and Assistant Treasurers, if any, any other officers shall perform such duties as from time to time may be assigned by the Board of Directors.
3.	ARTICLE VI is hereby amended by replacing the entire article with the following:
ARTICLE VI
Indemnification
     SECTION 1. Right to Indemnification. (a) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the

Corporation or is or was serving at the request of the Corporation as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this Article VI with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.
     (b) Each person who was or is made a party or is threatened to be made a party to or is involved in any proceeding by reason of the fact that that he or she (or a person for whom he or she is the legal representative) is or was licensed to practice law and an employee (including an employee who is or was an officer) of the Corporation or any of its direct or indirect wholly owned subsidiaries (“Counsel”) and, while acting in the course of such employment committed or is alleged to have committed any negligent acts, errors or omissions in rendering professional legal services at the request of the corporation or pursuant to his or her employment (including, without limitation, rendering written or oral legal opinions to third parties) shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expenses, liability and loss (including attorneys’ fees, judgments, fines or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Counsel in connection therewith; provided, that to the extent any such expenses, liabilities or losses are covered by insurance, other than insurance maintained by the Corporation, the Corporation shall be required to indemnify and hold harmless the Counsel only to the extent that such expenses, liabilities or losses are not covered by such insurance.
     SECTION 2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 1 of this Article VI, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director, officer or Counsel (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise.
     SECTION 3. Right of Indemnitee to Bring Suit. If a claim under Section 1 or 2 of this Article VI is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Corporation.
     SECTION 4. Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Restated Certificate of Incorporation, these By-laws, agreement, vote of stockholders or directors or otherwise.
     SECTION 5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
     SECTION 6. Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.
     SECTION 7. Nature of Rights. The rights conferred upon indemnitees in this Article VI shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, trustee or Counsel and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.
Approved and adopted as of November 10, 2011.
[Amendment to the Amended and Restated By-Laws of McJunkin Red Man Holding Corporation]

Exhibit 10.1
McJunkin Red Man Holding Corporation
Director Compensation Plan
Effective as of November 10, 2011
This Director Compensation Plan (this “Plan”) of McJunkin Red Man Holding Corporation, a Delaware corporation (the “Company”), summarizes the compensation for non-employee directors of the Company. The compensation that this Plan provides shall replace any prior compensation arrangements with non-employee directors prior to the effective date of this Plan. Any Participant’s acceptance of compensation under this Plan shall be deemed as the Participant’s acceptance of this Plan’s modification to those prior arrangements.
1.	Definitions, Administration and Construction
(a)	The following capitalized terms used in this Plan shall have the following meanings given to each of them in this Section 1(a):
“Annual Governance Cycle” means the period from the Board meeting immediately following the Company’s Annual Meeting of Stockholders until the next such meeting the following year, except that prior to an initial public offering of the Common Stock, the Annual Governance Cycle shall be from January 1 until December 31 of each year. The Compensation Committee may make pro-rata arrangements for the equity grants that this Plan provides to Participants to take into account a change in the Annual Governance Cycle from a calendar year to a different period based upon the date of the Company’s Annual Meeting of Stockholders, it being the intent that the Company would not pay Participants twice for any overlapping periods.

“Board” means the Board of Directors of the Company;

“Committee” means a committee of the Board;

“Common Stock” means Company Common Stock, $.01 par value per share;

“Compensation Committee” means the Compensation Committee of the Board;

“Equity Plan” means the Company’s 2007 Stock Option Plan and 2007 Restricted Stock Plan or, in each case, any successor plan, including any long term incentive or equity plan that may allow for the issuance of other forms of equity awards;

“Goldman Participants” are Participants who are employees of Goldman Sachs & Co. and its affiliates while Goldman Sachs & Co. and its affiliates own an equity interest in the Company;

“Participant” means a director of the Company who is not an employee of the Company; and

“Secretary” means the Secretary of the Company.
(b)	The Compensation Committee shall administer this Plan. The Compensation Committee may adopt rules for the administration of this Plan as it may deem necessary or advisable. The Compensation Committee shall administer this Plan in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), for deferrals made after December 31,

2004. The Compensation Committee has full and absolute discretion in the exercise of each and every aspect of the rights, power, authority and duties retained or granted it under this Plan, including the authority to determine all facts, to interpret this Plan, to apply the terms of this Plan to the facts determined, to make decisions based upon those facts and to make any and all other decisions required of it by this Plan, such as the right to benefits, the correct amount and form of benefits, the determination of any appeal, the review and correction of the actions of any prior administrative committee, and the other rights, powers, authority and duties specified in this paragraph and elsewhere in this Plan. Notwithstanding any provision of law, or any explicit or implicit provision of this document, any action taken, or finding, interpretation, ruling or decision made by the Compensation Committee in the exercise of any of its rights, powers, authority or duties under this Plan shall be final and conclusive as to all parties, including without limitation all Participants, former Participants and beneficiaries, regardless of whether the Compensation Committee or one or more of its members may have an actual or potential conflict of interest with respect to the subject matter of the action, finding, interpretation, ruling or decision. No final action, finding, interpretation, ruling or decision of the Compensation Committee shall be subject to de novo review in any judicial proceeding. No final action, finding, interpretation, ruling or decision of the Compensation Committee may be set aside unless it is held to have been arbitrary and capricious by a final judgment of a court having jurisdiction with respect to the issue.

(c)	Except as expressly stated to the contrary, references in this Plan to “including” mean “including, without limitation” and to “persons” mean natural persons and legal entities.
2.	Retainers.
(a)	From time to time, the Board (or at its direction, the Compensation Committee) may set retainers for Participants for their service as a member of the Board or one or more of its Committees. Retainers for a Participant, including those for Committee chairs, may vary from those of other Participants. The current retainers for Participants are listed on Exhibit A.

(b)	Annual retainers are intended to compensate Participants for each Annual Governance Cycle. A Participant who joins the Board during an Annual Governance Cycle shall receive annual retainers that are pro-rated based on the number of whole or partial months of an Annual Governance Cycle in which the Participant first serves.

(c)	The Company shall pay to each Participant annual retainers in cash in four quarterly installments for service in the prior quarter. The Company shall pay each installment to the Participant on the first business day of the first month of each quarter.
3.	Meeting Fees.
(a)	From time to time, the Board (or at its direction, the Compensation Committee) may set meeting fees for Participants for their attendance at meetings of the Board or one or more of its Committees. The amount of the meeting fees for a Participant, including those for Committee chairs, may vary from those of other Participants. The current meeting fees for Participants are listed on Exhibit A.

(b)	The meeting fees shall be accrued upon the Participant’s attendance at the applicable meeting and payable on the first business day of the first month of the quarter following the meeting.

(c)	Meeting fees shall be paid in cash.

4.	Equity Grants.
From time to time, the Board (or at its direction, the Compensation Committee) may make grants of Common Stock or Common Stock derivatives (such as stock options or restricted stock awards) to Participants as compensation for their service on the Board with such terms and conditions as are stated in the grant. The grant shall be made pursuant to this Plan and the terms of the Equity Plan. The current equity grants are summarized on Exhibit A.
5.	Expenses
Upon submission of appropriate receipts, invoices or vouchers as the Company may reasonably require, the Company shall reimburse each Participant for all reasonable out-of-pocket expenses that the Participant may incur in connection with the Participant’s performance of the Participant’s duties as a director. With respect to travel arrangements to Board functions, the Company will either reimburse first class air travel or reimburse private air travel at the rate of first class board travel that the Participant would have utilized but for the private air travel. With respect to hotel accommodations for Board functions, the Company will either reimburse the Participant for hotels that the Company arranges or, if the Participant does not utilize these hotels, at the rate that these hotels are charging the Company.
6.	Goldman Participants
The Goldman Participants have informed the Company that, pursuant to Goldman Sachs’ policies, Goldman Participants may not receive individual compensation for service on the Board. Therefore, the Company shall pay the Goldman Participants the compensation pursuant to this Plan as custodian for the appropriate affiliates of Goldman Sachs & Co.
7.	General
(a)	None of this Plan, the Equity Plan, the grant of any award under this Plan or the Equity Plan or any other action taken pursuant to this Plan or the Equity Plan shall constitute or be evidence of any agreement or understanding, express or implied, that the Company will retain a Participant for any period of time or at any particular rate or amount of compensation.

(b)	Except by the laws of decent and distribution in the event of a Participant’s death, the rights and benefits of this Plan may not be assigned or otherwise transferred. A Participant shall cease to be a Participant under this Plan upon the Participant’s termination of his or her directorship with the Company whether by death, disability, retirement, resignation or removal.

(c)	Any notice to the Company that this Plan requires shall be in writing, addressed to the Secretary and be effective when the Secretary receives the notice.

(d)	This Plan and any determination or action taken respecting this Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its law of conflicts of law.

Exhibit A
Board Retainers as of November 10, 2011
Annual Board retainer = $80,000
Equity grants as of November 10, 2011
Stock options or restricted stock to be granted at the discretion of the Board of Directors.

Exhibit 10.2
INDEMNIFICATION AGREEMENT
     This Indemnification Agreement (“Agreement”) is made as of                , 2011, by and between McJunkin Red Man Holding Corporation, a Delaware corporation (the “Company”), and                 (“Indemnitee”).
RECITALS
     WHEREAS, the Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, to serve the Company;
     WHEREAS, in order to induce Indemnitee to continue to provide services to the Company, the Company wishes to provide for the indemnification of, and advancement of expenses to, Indemnitee to the maximum extent permitted by applicable law;
     WHEREAS, the Company’s Certificate of Incorporation (the “Charter”) and Bylaws (the “Bylaws”) require indemnification of the officers and directors of the Company [and employees of the Company that are licensed to practice law (“Counsel”)] and Indemnitee may also be entitled to indemnification pursuant to the General Corporation Law of the State of Delaware (the “DGCL”);
     WHEREAS, the Bylaws and the DGCL expressly provide that the indemnification provisions set forth therein are not exclusive, and thereby contemplate that contracts may be entered into between the Company and members of the board of directors, officers and other persons with respect to indemnification;
     WHEREAS, the Company and Indemnitee recognize the continued difficulty in obtaining liability insurance for the Company’s directors, officers, employees, agents and fiduciaries, [and employed lawyers insurance covering certain liabilities which may be incurred by its Counsel in the performance of their professional legal services for the Company (“E&O Insurance”),] the significant and continual increases in the cost of such insurance and the general trend of insurance companies to reduce the scope of coverage of such insurance;
     WHEREAS, the Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers, [Counsel,] employees, agents and fiduciaries to expensive litigation risks at the same time as the availability and scope of coverage of liability insurance provide increasing challenges for the Company;
     WHEREAS, Indemnitee does not regard the protection currently provided by applicable law, the Company’s governing documents and available insurance[, including E&O Insurance,] as adequate under the present circumstances, and the Indemnitee and certain other directors, officers, [Counsel,] employees, agents and fiduciaries of the Company may not be willing to continue to serve in such capacities without additional protection;
     WHEREAS, the Board of Directors of the Company (the “Board”) has determined that the increased difficulty in attracting and retaining highly qualified persons such as Indemnitee is detrimental to the best interests of the Company’s stockholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future;
     WHEREAS, it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and
     WHEREAS, this Agreement is a supplement to and in furtherance of the indemnification provided in the Bylaws and any resolutions adopted pursuant thereto, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder.
     NOW, THEREFORE, in consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:
     Section 1. Services to the Company. Indemnitee agrees to serve as an officer [or Counsel] of the Company. Indemnitee may at any time and for any reason resign from such position (subject to any other contractual obligation or any obligation imposed by operation of law), in which event the Company shall have no obligation under this Agreement to continue Indemnitee in such position. This Agreement shall not be deemed an employment contract between the Company (or any of its subsidiaries or any Enterprise) and Indemnitee. The foregoing notwithstanding and subject to Section 16 of this Agreement, this Agreement shall continue in force after Indemnitee has ceased to serve as an officer [or Counsel] of the Company and will continue to provide coverage, to the extent provided for in this Agreement, for matters that occurred while Indemnitee served as an officer [or Counsel] of the Company.
     Section 2. Definitions
     As used in this Agreement:
          (a) “Corporate Status” describes the status of a person who is or was a director, officer, employee, agent or consultant of the Company or of any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company as a director, officer, employee, agent, consultant or fiduciary.
          (b) “Enterprise” shall mean the Company and any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise of which Indemnitee is or was serving at the request of the Company as a director, officer, employee, agent, consultant or fiduciary.
          (c) “Expenses” shall include all reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, any federal, state, local or foreign taxes imposed on Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement, ERISA excise taxes and penalties, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding. Expenses also shall include (i) Expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent, and (ii) Expenses incurred by Indemnitee in connection with the interpretation, enforcement or defense of Indemnitee’s rights under this Agreement, by litigation or otherwise. The parties agree that for the purposes of any advancement of Expenses for which Indemnitee has made written demand to the Company in accordance with this Agreement, all Expenses included in such demand that are certified by affidavit of Indemnitee’s counsel as being reasonable shall be presumed conclusively to be reasonable. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.
          (d) “Independent Counsel” means a law firm, or a partner (or, if applicable, member) of such a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past two years has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party (other than with respect to matters concerning the Indemnitee under this Agreement, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee’s rights under this Agreement.
          (e) The term “Proceeding” shall include any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative legislative, or investigative (formal or informal) nature, including any and all appeals therefrom, in which Indemnitee was, is or will be involved as a party, potential party, non-party witness or otherwise by reason of the fact that Indemnitee is or was a director, [Counsel,] consultant or officer of the Company, by reason of any action taken by him or of any action on his part while acting as director, [Counsel,] consultant or officer of the Company, or by reason of the fact that he is or was serving at the request of the Company as a director, [Counsel,] consultant, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under this Agreement. If the Indemnitee believes in good faith that a given situation may lead to or culminate in the institution of a Proceeding, such situation shall be considered a Proceeding under this paragraph.
     Section 3. Indemnity in Third-Party Proceedings. The Company shall indemnify Indemnitee in accordance with the provisions of this Section 3 if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding, other than a Proceeding by or in the right of the Company to procure a judgment in its favor (which is covered by Section 4 of this Agreement). Pursuant to this Section 3, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee or on his behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding had no reasonable cause to believe that his conduct was unlawful. Indemnitee shall not enter into any settlement in connection with a Proceeding without 10 days prior notice to the Company.
     Section 4. Indemnity in Proceedings by or in the Right of the Company. The Company shall indemnify Indemnitee in accordance with the provisions of this Section 4 if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding by or in the right of the Company to procure a judgment in its favor. Pursuant to this Section 4, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses actually and reasonably incurred by him or on his behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. No indemnification for Expenses shall be made under this Section 4 in respect of any claim, issue or matter as to which Indemnitee shall have been finally adjudged by a court to be liable to the Company, unless and only to the extent that the Delaware Court of Chancery (the “Delaware Court”) or any court in which the Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnification for such expenses as the Delaware Court or such other court shall deem proper.
     Section 5. Indemnification for Expenses of a Party Who is Wholly or Partly Successful. To the extent that Indemnitee is a party to and is successful, on the merits or otherwise, in any Proceeding or in defense of any claim, issue or matter therein, in whole or in part, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by him in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify Indemnitee against (a) all Expenses actually and reasonably incurred by him or on his behalf in connection with each successfully resolved claim, issue or matter and (b) any claim, issue or matter related to any such successfully resolved claim, issue or matter. For purposes of this Section and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter. Nothing in this Section 5 is intended to limit Indemnitee’s rights provided for in Sections 3 and 4.
     Section 6. Indemnification For Expenses of a Witness. To the extent that Indemnitee is, by reason of his Corporate Status, a witness or otherwise asked to participate in any Proceeding to which Indemnitee is not a party, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith. Nothing in this Section 6 is intended to limit Indemnitee’s rights provided for in Sections 3 and 4.
     Section 7. Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses, but not,

however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled.
     Section 8. Additional Indemnification.
          (a) Notwithstanding any provisions of Sections 3, 4, or 5, the Company shall indemnify Indemnitee to the fullest extent permitted by applicable law if Indemnitee is a party to or is threatened to be made a party to any Proceeding (including a Proceeding by or in the right of the Company to procure a judgment in its favor) against all Expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by Indemnitee in connection with such Proceeding.
          (b) For purposes of Section 8(a), the meaning of the phrase “to the fullest extent permitted by applicable law” shall include, but not be limited to:
               i. to the fullest extent permitted by the provision of the DGCL that authorizes or contemplates additional indemnification by agreement, or the corresponding provision of any amendment to or replacement of the DGCL or such provision thereof; and
               ii. to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its directors.
     Section 9. Exclusions. Notwithstanding any provision in this Agreement to the contrary, the Company shall not be obligated under this Agreement to make any indemnity:
          (a) for which payment has actually been made to or on behalf of Indemnitee under any insurance policy or other indemnity provision, except with respect to any excess beyond the amount paid under any insurance policy or other indemnity provision;
          (b) for any disgorgement of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company under Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory law or common law;
          (c) for claims initiated or brought by Indemnitee against the Company or its directors, officers, employees or other indemnitees, except (i) with respect to actions or proceedings brought to establish or enforce a right to receive Expenses or indemnification under this Agreement or any other agreement or insurance policy or under the Charter or the Bylaws now or hereafter in effect relating to indemnification, (ii) if the Board has approved the initiation or bringing of such claim, or (iii) as otherwise required under Delaware law; or
          (d) for which payment is prohibited by applicable law.
     Section 10. Advances of Expenses. Notwithstanding any provision of this Agreement to the contrary, the Company shall advance, to the extent not prohibited by applicable law, all Expenses incurred by or on behalf of Indemnitee (or which Indemnitee determines are reasonably likely to be paid or incurred by Indemnitee within three months) in connection with any Proceeding, and such advancement shall be made within 20 days after the receipt by the Company of a statement or statements requesting such advances (which shall include invoices received by Indemnitee in connection with such Expenses but, in the case of invoices in connection with legal services, any references to legal work performed or to expenditures made that would cause Indemnitee to waive any privilege accorded by applicable law shall not be included with the invoice) from time to time, whether prior to or after final disposition of any Proceeding. Advances shall be unsecured and interest free. Advances shall be made without regard to Indemnitee’s ability to repay expenses and without regard to Indemnitee’s ultimate entitlement to indemnification under the other provisions of this Agreement. Advances shall include any and all reasonable Expenses incurred pursuing an action to enforce this right of advancement, including Expenses incurred preparing and forwarding statements to the Company to support the advances claimed. The Indemnitee shall qualify for advances upon the execution and delivery to the Company of this Agreement, which shall constitute an undertaking providing that the Indemnitee undertakes to the fullest extent required by applicable law to repay the amounts advanced (without interest) if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment, not subject to appeal, that Indemnitee is not entitled to be indemnified by the Company. No other form of undertaking shall be required other than the execution of this Agreement. This Section 10 shall not apply to any claim made by Indemnitee for which indemnity is excluded pursuant to Section 9. The right to advances under this paragraph shall in all events continue until final disposition of any Proceeding.
     Section 11. Procedure for Notification and Defense of Claim.
          (a) To obtain indemnification or advancement of Expenses under this Agreement, Indemnitee shall submit to the Company a written request therefor. The omission by Indemnitee to notify the Company hereunder will not relieve the Company from any liability which it may have to Indemnitee hereunder, under the Charter, the Bylaws, any resolution of the Board providing for indemnification or otherwise, and any delay in so notifying the Company shall not constitute a waiver by Indemnitee of any rights under this Agreement. The Secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that Indemnitee has requested indemnification.
          (b) The Company will be entitled to participate in any Proceeding at its own expense.
     Section 12. Procedure Upon Application for Indemnification.
          (a) Upon written request by Indemnitee for indemnification pursuant to Section 11(a), a determination, if required by applicable law, with respect to Indemnitee’s entitlement thereto shall be made in the specific case by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to Indemnitee and, if it is so determined that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within 10 days after such determination. Indemnitee shall cooperate with the Independent Counsel making such determination with respect to Indemnitee’s entitlement to indemnification, including providing to such counsel upon reasonable advance request any reasonable documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any costs or expenses (including attorneys’ fees and disbursements) incurred by Indemnitee in so cooperating with the Independent Counsel shall be deemed “Expenses” hereunder and shall be borne by the Company (irrespective of the determination as to Indemnitee’s entitlement to indemnification) and the Company hereby indemnifies and agrees to hold Indemnitee harmless therefrom.
          (b) The Independent Counsel shall be selected by Indemnitee, and Indemnitee shall give written notice to the Company advising it of the identity of the Independent Counsel so selected. The Company may, within 10 days after such written notice of Indemnitee’s selection shall have been given, deliver to the Indemnitee a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of “Independent Counsel” as defined in Section 2 of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person or firm so selected shall act as Independent Counsel. If such written objection is so made and substantiated, the Independent Counsel so selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within 20 days after the later of submission by Indemnitee of a written request for indemnification pursuant to Section 11(a) hereof and the final disposition of the Proceeding no Independent Counsel shall have been selected and not objected to, the Indemnitee may petition a court of competent jurisdiction for resolution of any objection which shall have been made by the Company to the selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 12(a) hereof. Upon the due commencement of any judicial proceeding or arbitration pursuant to Section 14(a) of this Agreement, Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing). The Company agrees to pay the reasonable fees and expenses of the Independent Counsel and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.
     Section 13. Presumptions and Effect of Certain Proceedings.
          (a) In making a determination with respect to entitlement to indemnification hereunder, the Independent Counsel making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has submitted a request for indemnification in accordance with Section 11(a) of this Agreement, and the Company shall have the burden of proof to overcome that presumption in connection with the making by the Independent Counsel of any determination contrary to that presumption. Neither the failure of the Company or of Independent Counsel to have made a determination prior to the commencement of any action pursuant to this Agreement that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Company or by Independent Counsel that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.
          (b) The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of guilty, nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.
          (c) For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith if Indemnitee’s action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or the Board or counsel selected by any committee of the Board or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser, investment banker or other expert selected with reasonable care by the Company or the Board or any committee of the Board. The provisions of this Section 13(c) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.
          (d) The knowledge and/or actions, or failure to act, of any director, consultant, officer, agent or employee of the Enterprise shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.
     Section 14. Remedies of Indemnitee.
          (a) Subject to Section 14(e), in the event that (i) a determination is made pursuant to Section 12 of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) advancement of Expenses is not timely made pursuant to Section 10 of this Agreement, (iii) no determination of entitlement to indemnification shall have been made pursuant to Section 12(a) of this Agreement within 60 days after receipt by the Company of the request for indemnification, (iv) payment of indemnification is not made pursuant to Section 5, 6 or 7 or the last sentence of Section 12(a) of this Agreement within 10 days after receipt by the Company of a written request therefor, (v) payment of indemnification pursuant to Section 3, 4 or 8 of this Agreement is not made within 10 days after a determination has been made that Indemnitee is entitled to indemnification, or (vi) in the event that the Company or any other person takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation or other action or Proceeding designed to deny, or to recover from, the Indemnitee the benefits provided or intended to be provided to the Indemnitee hereunder, Indemnitee shall be entitled to an adjudication by a court of his entitlement to such indemnification and/or advancement of Expenses. Alternatively, Indemnitee, at his option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the Commercial Arbitration Rules of the American Arbitration Association. Indemnitee shall commence such proceeding seeking an adjudication or an award in arbitration within 180 days following the date on which Indemnitee first has the right to commence such proceeding pursuant to this Section 14(a); provided, however, that the foregoing clause shall not apply in respect of a proceeding brought by Indemnitee to enforce his rights under Section 5 of this Agreement. The Company shall not oppose Indemnitee’s right to seek any such adjudication or award in arbitration.

          (b) In the event that a determination shall have been made pursuant to Section 12(a) of this Agreement that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 14 shall be conducted in all respects as a de novo trial, or arbitration, on the merits and Indemnitee shall not be prejudiced by reason of that adverse determination. In any judicial proceeding or arbitration commenced pursuant to this Section 14, the Company shall have the burden of proving Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be.
          (c) If a determination shall have been made pursuant to Section 12(a) of this Agreement that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to this Section 14, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee’s statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law.
          (d) The Company shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 14 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Company is bound by all the provisions of this Agreement. It is the intent of the Company that, to the fullest extent permitted by applicable law, the Indemnitee not be required to incur legal fees or other Expenses associated with the interpretation, enforcement or defense of Indemnitee’s rights under this Agreement by litigation or otherwise because the cost and expense thereof would substantially detract from the benefits intended to be extended to the Indemnitee hereunder. To the fullest extent permitted by applicable law, the Company shall indemnify Indemnitee against any and all Expenses and, if requested by Indemnitee, shall (within 10 days after receipt by the Company of a written request therefor) advance such Expenses to Indemnitee, which are incurred by Indemnitee in connection with any action brought by Indemnitee for indemnification or advance of Expenses from the Company under this Agreement or under any directors’ and officers’ liability insurance policies maintained by the Company, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advancement of Expenses or insurance recovery, as the case may be, in the suit for which indemnification or advances is being sought.
          (e) Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement of Indemnitee to indemnification under this Agreement shall be required to be made prior to the final disposition of the Proceeding.
     Section 15. Non-exclusivity; Survival of Rights; Insurance; Subrogation.
          (a) The rights of indemnification and to receive advancement of Expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Charter, the Bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his Corporate Status prior to such amendment, alteration or repeal. To the extent that a change in Delaware law, whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently under the Charter, the Bylaws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.
          (b) To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, consultants, officers, employees, or agents of the Company or of any other Enterprise, [or E&O Insurance for Counsel,] Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, [Counsel,] consultant, officer, employee or agent under such policy or policies. If, at the time of the receipt of a notice of a claim pursuant to the terms hereof, the Company has director and officer liability insurance [or E&O insurance] in effect, the Company shall give prompt notice of such claim or of the commencement of a proceeding, as the case may be, to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of such policies.
          (c) In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.
          (d) The Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder (or for which advancement is provided hereunder) if and to the extent that Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.
          (e) The Company’s obligation to indemnify or advance Expenses hereunder to Indemnitee who is or was serving at the request of the Company as a director, [Counsel,] consultant, officer, employee or agent of any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount Indemnitee has actually received as indemnification or advancement of Expenses from such other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise.
     Section 16. Duration of Agreement. This Agreement shall continue until and terminate upon the later of: (a) 10 years after the date that Indemnitee shall have ceased to serve as an officer of the Company or (b) one year after the final termination of any Proceeding then pending on such 10 year anniversary in respect of which Indemnitee is granted rights of indemnification or advancement of Expenses hereunder and of any proceeding commenced by Indemnitee pursuant to Section 14 of this Agreement relating thereto. This Agreement shall be binding upon the Company and its successors and assigns and shall inure to the benefit of Indemnitee and his heirs, executors and administrators. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all or a substantial part, of the business and/or assets of the Company, by written agreement in form and substance satisfactory to the Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.
     Section 17. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by applicable law; (b) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (c) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.
     Section 18. Enforcement.
          (a) The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce Indemnitee to serve as an officer of the Company, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving as an officer [or Counsel] of the Company.
          (b) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof; provided, however, that this Agreement is a supplement to and in furtherance of the Charter, the Bylaws, any resolution of the Board providing for indemnification and applicable law, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder.
     Section 19. Modification and Waiver. No supplement, modification or amendment, or waiver of any provision, of this Agreement shall be binding unless executed in writing by the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement nor shall any waiver constitute a continuing waiver.
     Section 20. Notice by Indemnitee. Indemnitee agrees promptly to notify the Company in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification or advancement of Expenses covered hereunder. The failure of Indemnitee to so notify the Company shall not relieve the Company of any obligation which it may have to the Indemnitee under this Agreement or otherwise.
     Section 21. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed, (c) mailed by reputable overnight courier and receipted for by the party to whom said notice or other communication shall have been directed or (d) sent by facsimile transmission, with receipt of oral confirmation that such transmission has been received:
          (a) If to Indemnitee, at the address indicated on the signature page of this Agreement, or such other address as Indemnitee shall provide to the Company.
          (b) If to the Company to:
McJunkin Red Man Holding Corporation
Attn: Chairman, President & Chief Executive Officer
2 Houston Center, Suite 3100
Houston, Texas 77010
Facsimile: 866-560-0336
or to any other address as may have been furnished to Indemnitee by the Company.
     Section 22. Contribution. To the fullest extent permitted by applicable law, if the indemnification provided for in this Agreement is unavailable to Indemnitee for any reason whatsoever, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for Expenses, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and/or transaction(s) giving cause to such Proceeding; and/or (ii) the relative fault of the Company (and its directors, officers, employees and agents) and Indemnitee in connection with such event(s) and/or transaction(s).
     Section 23. Applicable Law and Consent to Jurisdiction. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. Except with respect to any arbitration commenced by Indemnitee pursuant to Section 14(a) of this Agreement, the Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Delaware Court, and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) appoint, to the extent such party is not otherwise subject to service of process in the State of Delaware, The Corporation Trust Company, Wilmington, Delaware as its

agent in the State of Delaware as such party’s agent for acceptance of legal process in connection with any such action or proceeding against such party with the same legal force and validity as if served upon such party personally within the State of Delaware, (iv) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court, and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum.
     Section 24. Identical Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.
     Section 25. Miscellaneous. The headings of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.
[signature page follows]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed as of the day and year first above written.

COMPANY: McJunkin Red Man Holding Corporation
By:
	Name:	Andrew R. Lane
	Title:	Chairman, President & Chief Executive Officer

INDEMNITEE:

By:
Name:

Exhibit 10.3
EMPLOYMENT AGREEMENT
     This EMPLOYMENT AGREEMENT, dated as of November 15, 2011 (this “Agreement”), is by and between McJunkin Red Man Holding Corporation, a Delaware corporation (the “Company”), and James E. Braun (the “Executive,” together with the Company, the “Parties”).
     WHERAS, the Company desires to employ the Executive as its Executive Vice President and Chief Financial Officer; and
     WHEREAS, the Executive desires to serve as the Company’s Executive Vice President and Chief Financial Officer on the terms and conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valid consideration, the sufficiency of which is acknowledged, the Parties hereto agree as follows:
     Section 1. Employment.
     1.1. Term. The Company agrees to employ the Executive and the Executive agrees to be employed by the Company, in each case pursuant to this Agreement, for a period ending on the earlier to occur of (i) the third (3rd) anniversary of the date hereof and (ii) the termination of the Executive’s employment in accordance with Section 3 hereof (the “Term”).
     1.2. Duties. During the Term, the Executive shall serve as the Company’s Executive Vice President and Chief Financial Officer and in such other positions as an officer or director of the Company and such affiliates of the Company as the Executive and the board of directors of the Company (the “Board”) shall mutually agree from time to time. In such positions, the Executive shall perform such duties, functions and responsibilities during the Term commensurate with the Executive’s positions as reasonably directed by the Chief Executive Officer of the Company (the “CEO”).
     1.3. Exclusivity. During the Term, and excluding any periods of vacation and sick leave to which the Executive is entitled, the Executive shall devote his full time and attention to the business and affairs of the Company, shall faithfully serve the Company, and shall in all material respects conform to and comply with the lawful and reasonable directions and instructions given to him by the CEO, consistent with Section 1.2 hereof. During the Term, the Executive shall use his best efforts to promote and serve the interests of the Company and shall not engage in any other business activity, whether or not such activity shall be engaged in for pecuniary profit; provided, however, that it shall not be a violation of this Agreement for the Executive to engage in other outside business activities with the Board’s prior written consent.
     Section 2. Compensation.
     2.1. Salary. As compensation for the performance of the Executive’s services hereunder, during the Term, the Company shall pay to the Executive a salary at an annual rate of Four Hundred Twenty-Five Thousand Dollars ($425,000), payable in accordance with the

Company’s standard payroll policies (the “Base Salary”). The Base Salary will be reviewed annually and may be adjusted upward by the Board (or a committee thereof) in its discretion, based on competitive data and the Executive’s performance. No increase in Base Salary shall limit or reduce any other right or obligation to the Executive under this Agreement and the Base Salary shall not be reduced at any time (including after any such increase).
     2.2. Annual Bonus. Beginning with the fiscal year that commences on January 1, 2012, for each completed fiscal year occurring during the Term, the Executive shall be eligible to receive additional cash incentive compensation pursuant to the annual bonus plan of the Company in effect at the relevant time (the “Annual Bonus”). The Executive’s target Annual Bonus shall be sixty-seven percent (67%) of the Executive’s Base Salary as in effect at the beginning of the relevant fiscal year, with the actual Annual Bonus to be based upon such individual and/or Company performance criteria established for each such fiscal year by the Board in consultation with the CEO. In respect of fiscal year 2011, the Executive shall be eligible to receive a pro rata bonus calculated based on actual performance through the end of the 2011 fiscal year and the number of days that the Executive was employed by the Company during such year.
     2.3. Equity Awards. Subject to the approval of the board of directors of the Company, at its November 2011 meeting, the Executive shall be granted stock options in respect of shares of common stock of the Company, with an aggregate grant date value of $3 Million Dollars ($3,000,000), and with an exercise price per share equal to the fair market value of a share of common stock of the Company as of the date of grant. All such stock options shall become vested over time in equal installments on the third (3rd), fourth (4th) and fifth (5th) anniversaries of the date of grant, conditioned on continued employment through each applicable vesting date and subject to accelerated vesting under certain circumstances. In addition, in the future the Executive may be granted additional equity awards in respect of shares of common stock of the Company, as determined by the board of directors in its sole discretion from time to time.
     2.4. Employee Benefits. During the Term, the Executive shall be eligible to participate in such health and other group insurance and other employee benefit plans and programs of the Company as in effect from time to time on the same basis as other senior executives of the Company.
     2.5. Vacation. For each full calendar year during the Term, the Executive shall be entitled to four (4) weeks of paid vacation.
     2.6. Business Expenses. The Company shall pay or reimburse the Executive for all commercially reasonable business out-of-pocket expenses that the Executive incurs during the Term in performing his duties under this Agreement upon presentation of documentation and in accordance with the expense reimbursement policy of the Company as approved by the Board (or a committee thereof) and in effect from time to time.

     Section 3. Employment Termination.
     3.1. Termination of Employment. The Company may terminate the Executive’s employment for any reason during the Term, and the Executive may voluntarily terminate his employment for any reason during the Term, in each case (other than a termination by the Company for Cause) at any time upon not less than thirty (30) days’ notice to the other party. Upon the termination of the Executive’s employment with the Company for any reason, the Executive shall be entitled to any Base Salary earned but unpaid through the date of termination, any earned but unpaid Annual Bonus for completed fiscal years, and any unreimbursed expenses in accordance with Section 2.6 hereof and, to the extent not theretofore paid or provided, any other amounts or benefits required to be paid or provided under any plan, program, policy or practice or other contract or agreement of the Company and its affiliated companies through the date of termination of employment (collectively, the “Accrued Amounts”).
     3.2. Certain Terminations.
     (a) Termination by the Company other than for Cause or Disability; Termination by the Executive for Good Reason. If the Executive’s employment is terminated during the Term (i) by the Company other than for Cause or Disability or (ii) by the Executive for Good Reason, in addition to the Accrued Amounts the Executive shall be entitled to the following payments and benefits: (x) the continuation of his Base Salary at the rate in effect immediately prior to the date of termination for a period of twelve (12) months (“Severance Payments”), (y) the continuation on the same terms as an active senior executive of medical benefits the Executive would otherwise be eligible to receive as an active senior executive of the Company for twelve (12) months or until such earlier time as the Executive becomes eligible for medical benefits from a subsequent employer and (z) a pro rata Annual Bonus for the fiscal year in which the termination occurs, based on the Company’s actual performance through the end of such fiscal year and the number of days the Executive was employed during such fiscal year (the “Pro Rata Annual Bonus Payment”) ((x), (y) and (z) collectively referred to as the “Severance Benefits”). The Company’s obligations to pay and provide the Severance Benefits shall be conditioned upon: (i) the Executive’s continued compliance with his obligations under Section 4 of this Agreement and (ii) the Executive’s execution, delivery and non-revocation of a valid and enforceable general release of claims (the “Release”) in the form attached hereto as Exhibit A. In the event that the Executive breaches any of the covenants set forth in Section 4 of this Agreement, the Executive will immediately return to the Company any portion of the Severance Benefits that have been paid to the Executive pursuant to this Section 3.2(a). Subject to Section 3.2(d), the Severance Payments will commence to be paid to the Executive on the sixtieth (60th) day following the termination of the Executive’s employment, provided that the Release has been executed, delivered and has become irrevocable as of such date. The Pro Rata Annual Bonus Payment will be paid at the time the Company ordinarily pays incentive bonuses to its executives.
     (b) Termination upon Death or Disability. If the Executive’s employment is terminated due to the Executive’s death or Disability, in addition to the Accrued

Amounts, the Executive (or the Executive’s estate, if applicable) shall be entitled to receive a Pro Rata Annual Bonus Payment.
     (c) Definitions. For purposes of this Section 3.2, the following terms shall have the following meanings:
     (1) “Cause” shall mean the Executive’s (i) continuing failure, for more than 10 days after the Company’s written notice to the Executive thereof, to perform such duties as are reasonably requested by the Company; (ii) failure to observe material policies generally applicable to officers or employees of the Company unless such failure is capable of being cured and is cured within 10 days of the Executive receiving written notice of such failure; (iii) failure to cooperate with any internal investigation of the Company; (iv) commission of any act of fraud, theft or financial dishonesty with respect to the Company or indictment or conviction of any felony; (v) material violation of the provisions of this Agreement unless such violation is capable of being cured and is cured within 10 days of the Executive receiving written notice of such violation; (vi) chronic absenteeism; or (vii) abuse of alcohol or another controlled substance.
     (2) “Disability” shall mean the Executive is entitled to receive long-term disability benefits under the long-term disability plan of the Company in which Executive participates, or, if there is no such plan, the Executive’s inability, due to physical or mental ill health, to perform the essential functions of the Executive’s job, with or without a reasonable accommodation, for 180 days during any 365 day period irrespective of whether such days are consecutive.
     (3) “Good Reason” shall mean (i) a material and adverse change in the Executive’s duties or responsibilities, or (ii) a reduction in the Executive’s Base Salary or target Annual Bonus.
     (d) Section 409A Specified Employee. If the Executive is a “specified employee” for purposes of Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, to the extent required to comply with Section 409A of the Code, any Severance Benefits required to be made pursuant to Section 3.2(a) which are subject to Section 409A of the Code shall not commence until one day after the day which is six (6) months from the date of termination, with the first payment equaling six (6) months of his Base Salary at the rate in effect immediately prior to the date of termination. For purposes of this Agreement, the Executive’s employment with the Company shall be considered to have terminated when the Executive incurs a “separation from service” with the Company within the meaning of Section 409A(a)(2)(A)(i) of the Code, and applicable administrative guidance issued thereunder.
     3.3. Exclusive Remedy. The foregoing payments and benefits upon termination of the Executive’s employment shall constitute the exclusive severance benefits due the Executive upon a termination of his employment under this Agreement.

     3.4. Resignation from All Positions. Upon the termination of the Executive’s employment with the Company for any reason, the Executive shall be deemed to have resigned, as of the date of such termination, from all positions he then holds as an officer, director, employee and member of the Board (and any committee thereof) and the board of directors (and any committee thereof) of any of the Company’s affiliates.
     3.5. Cooperation. Following the termination of the Executive’s employment with the Company for any reason, the Executive agrees to reasonably cooperate with the Company upon reasonable request of the Board and to be reasonably available to the Company with respect to matters arising out of the Executive’s services to the Company and its subsidiaries. The Company shall pay the Executive a reasonable fee for any such services and promptly reimburse the Executive for expenses reasonably incurred in connection with such matters.
Section 4.	Unauthorized Disclosure; Non-Competition; Non-Solicitation; Interference with Business Relationships; Proprietary Rights.
     4.1. Unauthorized Disclosure. The Executive agrees and understands that in the Executive’s position with the Company, the Executive will be exposed to and will receive information relating to the confidential affairs of the Company and its affiliates, including, without limitation, technical information, intellectual property, business and marketing plans, strategies, customer information, software, other information concerning the products, promotions, development, financing, expansion plans, business policies and practices of the Company and its affiliates and other forms of information considered by the Company and its affiliates to be confidential or in the nature of trade secrets (including, without limitation, ideas, research and development, know-how, formulas, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals) (collectively, the “Confidential Information”). The Executive agrees that at all times during the Executive’s employment with the Company and thereafter, the Executive shall not disclose such Confidential Information, either directly or indirectly, to any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof (each a “Person”) other than in connection with the Executive’s employment with the Company without the prior written consent of the Company and shall not use or attempt to use any such information in any manner other than in connection with his employment with the Company, unless required by law to disclose such information, in which case the Executive shall provide the Company with written notice of such requirement as far in advance of such anticipated disclosure as possible. This confidentiality covenant has no temporal, geographical or territorial restriction. Upon termination of the Executive’s employment with the Company, the Executive shall promptly supply to the Company all property, keys, notes, memoranda, writings, lists, files, reports, customer lists, correspondence, tapes, disks, cards, surveys, maps, logs, machines, technical data and any other tangible product or document which has been produced by, received by or otherwise submitted to the Executive during the Executive’s employment with the Company, and any copies thereof in his (or capable of being reduced to his) possession; provided, however, that the Executive may retain his full rolodex or similar address and telephone directories.

     4.2. Non-Competition. By and in consideration of the Company’s entering into this Agreement and the payments to be made and the benefits to be provided hereunder and in further consideration of the Executive’s exposure to the Confidential Information of the Company and its affiliates, the Executive agrees that the Executive shall not, during the Executive’s employment with the Company (whether during the Term or thereafter) and for a period of twelve (12) months thereafter (the “Restriction Period”), directly or indirectly, own, manage, operate, join, control, be employed by, or participate in the ownership, management, operation or control of, or be connected in any manner with, including, without limitation, holding any position as a stockholder, director, officer, consultant, independent contractor, employee, partner, or investor in, any Restricted Enterprise (as defined below) and in connection with the Executive’s association directly or indirectly engage in any activity that is similar to any activity that the Executive was engaged in with the Company during the 12 months preceding the date of termination; provided, that in no event shall ownership of one percent (1%) or less of the outstanding securities of any class of any issuer whose securities are registered under the Securities Exchange Act of 1934, as amended, standing alone, be prohibited by this Section 4.2, so long as the Executive does not have, or exercise, any rights to manage or operate the business of such issuer other than rights as a stockholder thereof. For purposes of this paragraph, “Restricted Enterprise” shall mean any Person that is actively engaged in any geographic area in any business which is either (i) in competition with the business of the Company or any of its subsidiaries or affiliates or (ii) proposed to be conducted by the Company or any of its subsidiaries or affiliates in their respective business plans as in effect at that time. During the Restriction Period, upon request of the Company, the Executive shall notify the Company of the Executive’s then-current employment status.
     4.3. Non-Solicitation of Employees. During the Restriction Period, the Executive shall not directly or indirectly contact, induce or solicit (or assist any Person to contact, induce or solicit) for employment any person who is, or within twelve (12) months prior to the date of such solicitation was, an employee of the Company or any of its affiliates.
     4.4. Interference with Business Relationships. During the Restriction Period (other than in connection with carrying out his responsibilities for the Company and its affiliates), the Executive shall not directly or indirectly contact, induce or solicit (or assist any Person to contact, induce or solicit) any customer or client of the Company or its subsidiaries to terminate its relationship or otherwise cease doing business in whole or in part with the Company or its subsidiaries, or directly or indirectly interfere with (or assist any Person to interfere with) any material relationship between the Company or its subsidiaries and any of its or their customers or clients so as to cause harm to the Company or its affiliates.
     4.5. Extension of Restriction Period. The Restriction Period shall be tolled for any period during which the Executive is in breach of any of Sections 4.2, 4.3 or 4.4 hereof.
     4.6. Proprietary Rights. The Executive shall disclose promptly to the Company any and all inventions, discoveries, and improvements (whether or not patentable or registrable under copyright or similar statutes), and all patentable or copyrightable works, initiated, conceived, discovered, reduced to practice, or made by him, either alone or in conjunction with others, during the Executive’s employment with the Company and related to the business or activities of the Company and its affiliates (the “Developments”). Except to the extent any rights in any Developments constitute a work made for hire under the U.S. Copyright Act, 17 U.S.C. § 101, et seq., that are owned ab initio by the Company and/or its applicable affiliate, the Executive assigns all of his right, title and interest in all Developments (including all intellectual property rights therein) to the Company or its nominee without further compensation, including all rights or benefits therefore, including without limitation the right to sue and recover for past and future infringement. The Executive acknowledges that any rights in any Developments constituting a work made for hire under the U.S. Copyright Act, 17 U.S.C § 101, et seq., are owned upon creation by the Company and/or its applicable affiliate as the Executive’s employer. Whenever requested to do so by the Company, the Executive shall execute any and all applications, assignments or other instruments which the Company shall deem necessary to apply for and obtain trademarks, patents or copyrights of the United States or any foreign country or otherwise protect the interests of the Company and its affiliates therein. These obligations shall continue beyond the end of the Executive’s employment with the Company with respect to inventions, discoveries, improvements or copyrightable works initiated, conceived or made by the Executive while employed by the Company, and shall be binding upon the Executive’s employers, assigns, executors, administrators and other legal representatives. In connection with his execution of this Agreement, the Executive has informed the Company in writing of any interest in any inventions or intellectual property rights that he holds as of the date hereof as set forth on Exhibit B hereto (the “Existing Inventions”). Notwithstanding anything to the contrary herein, the Developments shall not include any Existing Inventions. If the Company is unable for any reason, after reasonable effort, to obtain the Executive’s signature on any document needed in connection with the actions described in this Section 4.6, the Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Executive’s agent and attorney in fact to act for and on the Executive’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of this Section 4.6 with the same legal force and effect as if executed by the Executive.
     4.7. Confidentiality of Agreement. Other than with respect to information required to be disclosed by applicable law, the Parties agree not to disclose the terms of this Agreement to any Person; provided the Executive may disclose this Agreement and/or any of its terms to the Executive’s immediate family, financial advisors and attorneys, so long as the Executive instructs every such Person to whom the Executive makes such disclosure not to disclose the terms of this Agreement further.
     4.8. Remedies. The Executive agrees that any breach of the terms of this Section 4 would result in irreparable injury and damage to the Company for which the Company would have no adequate remedy at law; the Executive therefore also agrees that in the event of said breach or any threat of breach, the Company shall be entitled to an immediate injunction and restraining order to prevent such breach and/or threatened breach and/or continued breach by the Executive and/or any and all Persons acting for and/or with the Executive, without having to prove damages, in addition to any other remedies to which the Company may be entitled at law or in equity, including, without limitation, the obligation of the Executive to return any Severance Benefits paid or provided by the Company to the Executive. The terms of this paragraph shall not prevent the Company from pursuing any other available remedies for any breach or threatened breach hereof, including, without limitation, the recovery of damages from the Executive. The Executive and the Company further agree that the provisions of the covenants contained in this Section 4 are reasonable and necessary to protect the businesses of the Company and its affiliates because of the Executive’s access to Confidential Information and his material participation in the operation of such businesses.
     Section 5. Representations.
     The Executive represents and warrants that (i) he is not subject to any contract, arrangement, policy or understanding, or to any statute, governmental rule or regulation, that in any way limits the Executive’s ability to be employed by the Company, to enter into this Agreement or to perform his obligations to the Company and (ii) he is not otherwise unable to enter into and fully perform his or its obligations under this Agreement.
     Section 6. Non-Disparagement.
     The Executive agrees not to make any statement (other than statements made in connection with carrying out his responsibilities for the Company and its affiliates) that is intended to become public, or that should reasonably be expected to become public, and that criticizes, ridicules, disparages or is otherwise derogatory of the Company or any of its subsidiaries, affiliates, employees, officers, directors or stockholders. The Company and its subsidiaries and affiliates shall advise their officers and directors not to make any such statement regarding the Executive.
     Section 7. Withholding.
     The Company may withhold from any amounts payable under this Agreement such Federal, state local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation. The Executive shall be solely responsible for the payment of all taxes relating to the payment or provision of any amounts or benefits hereunder.
     Section 8. Miscellaneous.
     8.1. Indemnification. The Company shall indemnify the Executive to the fullest extent provided under the Company’s By-Laws. The Company shall also maintain director and officer liability insurance in such amounts and subject to such limitations as the Board shall, in good faith, deem appropriate for coverage of directors and officers of the Company.
     8.2. Amendments and Waivers. This Agreement and any of the provisions hereof may be amended, waived (either generally or in a particular instance and either retroactively or prospectively), modified or supplemented, in whole or in part, only by written agreement signed by the Parties; provided, that the observance of any provision of this Agreement may be waived in writing by the party that will lose the benefit of such provision as a result of such waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach, except as otherwise explicitly provided for in such waiver. Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
     8.3. Assignment; No Third-Party Beneficiaries. This Agreement, and the Executive’s rights and obligations hereunder, may not be assigned by the Executive, and any purported assignment by the Executive in violation hereof shall be null and void. Nothing in this Agreement shall confer upon any Person not a party to this Agreement, or the legal representatives of such Person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.
     8.4. Notices. Unless otherwise provided herein, all notices, requests, demands, claims and other communications provided for under the terms of this Agreement shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be sent by (a) personal delivery (including receipted courier service) or overnight delivery service, (b) facsimile during normal business hours, with confirmation of receipt, to the number indicated, (c) reputable commercial overnight delivery service courier or (d) registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

If to the Company:	McJunkin Red Man Holding Corporation
2 Houston Center, Suite 3100
909 Fannin Street
Houston, TX 77010
Attention: Legal Department
Facsimile: (713) 655-0159

with a copy to:	Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Robert C. Schwenkel and Murray Goldfarb
Facsimile: (212) 859-4000

If to the Executive:	James E. Braun, at his principal office
at the Company (during the Term), and
at all times to his principal residence as
reflected in the records of the Company.
     All such notices, requests, consents and other communications shall be deemed to have been given when received. Either party may change its facsimile number or its address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner then set forth.
     8.5. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights and obligations of the Parties shall be governed by, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

     8.6. Severability. Whenever possible, each provision or portion of any provision of this Agreement, including those contained in Section 4 hereof, will be interpreted in such manner as to be effective and valid under applicable law but the invalidity or unenforceability of any provision or portion of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision or portion of any provision, in any other jurisdiction. In addition, should a court or arbitrator determine that any provision or portion of any provision of this Agreement, including those contained in Section 4 hereof, is not reasonable or valid, either in period of time, geographical area, or otherwise, the Parties agree that such provision should be interpreted and enforced to the maximum extent which such court or arbitrator deems reasonable or valid.
     8.7. Entire Agreement. From and after the date hereof, this Agreement shall constitute the entire agreement between the Parties, and supersede all prior representations, agreements and understandings (including any prior course of dealings), both written and oral, between the Parties with respect to the subject matter hereof.
     8.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.
     8.9. Binding Effect. This Agreement shall inure to the benefit of, and be binding on, the successors of each of the Parties, including, without limitation, the Executive’s heirs and the personal representatives of the Executive’s estate and any successor to all or substantially all of the business and/or assets of the Company.
     8.10. General Interpretive Principles. The name assigned this Agreement and headings of the sections, paragraphs, subparagraphs, clauses and sub clauses of this Agreement are for convenience of reference only and shall not in any way affect the meaning or interpretation of any of the provisions hereof. Words of inclusion shall not be construed as terms of limitation herein, so that references to “include”, “includes” and “including” shall not be limiting and shall be regarded as references to non-exclusive and non-characterizing illustrations.
     8.11. Mitigation. Notwithstanding any other provision of this Agreement, (a) the Executive will have no obligation to mitigate damages for any breach or termination of this Agreement by the Company, whether by seeking employment or otherwise and (b) the amount of any payment or benefit due the Executive after the date of such breach or termination will not be reduced or offset by any payment or benefit that the Executive may receive from any other source.
     8.12. Section 409A Compliance. This Agreement is intended to comply with Section 409A of the Code (to the extent applicable) and, to the extent it would not adversely impact the Company, the Company agrees to interpret, apply and administer this Agreement in the least restrictive manner necessary to comply with such requirements and without resulting in any diminution in the value of payments or benefits to the Executive.

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

McJUNKIN RED MAN HOLDING CORPORATION
By:	/s/ Andrew R. Lane
	Name:	Andrew R. Lane
	Title:	Chairman, President & Chief Executive Officer

/s/ James E. Braun
James E. Braun
[Employment Agreement with J. Braun]

Exhibit A
Release
     1. In consideration of the payments and benefits to be made under the Employment Agreement, dated as of November 1, 2011 (the “Employment Agreement”), to which James E. Braun (the “Executive”) and McJunkin Red Man Holding Corporation (the “Company”) (each of the Executive and the Company, a “Party” and collectively, the “Parties”) are parties, the sufficiency of which the Executive acknowledges, the Executive, with the intention of binding himself and his heirs, executors, administrators and assigns, does hereby release, remise, acquit and forever discharge the Company and each of its subsidiaries and affiliates (the “Company Affiliated Group”), their present and former officers, directors, executives, shareholders, agents, attorneys, employees and employee benefit plans (and the fiduciaries thereof), and the successors, predecessors and assigns of each of the foregoing (collectively, the “Company Released Parties”), of and from any and all claims, actions, causes of action, complaints, charges, demands, rights, damages, debts, sums of money, accounts, financial obligations, suits, expenses, attorneys’ fees and liabilities of whatever kind or nature in law, equity or otherwise, whether accrued, absolute, contingent, unliquidated or otherwise and whether now known or unknown, suspected or unsuspected, which the Executive, individually or as a member of a class, now has, owns or holds, or has at any time heretofore had, owned or held, arising on or prior to the date hereof, against any Company Released Party including, but not limited to, those arising out of or relating to (i) the Employment Agreement, (ii) the Executive’s employment with the Company or any of its subsidiaries and affiliates, or (iii) any termination of such employment, including claims (a) for severance or vacation benefits, unpaid wages, salary or incentive payments, (b) for breach of contract, wrongful discharge, impairment of economic opportunity, defamation, intentional infliction of emotional harm or other tort, (c) for any violation of applicable state and local labor and employment laws (including, without limitation, all laws concerning unlawful and unfair labor and employment practices) and (d) for employment discrimination under any applicable federal, state or local statute, provision, order or regulation, and including, without limitation, any claim under Title VII of the Civil Rights Act of 1964 (“Title VII”), the Civil Rights Act of 1988, the Fair Labor Standards Act, the Americans with Disabilities Act (“ADA”), the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Age Discrimination in Employment Act (“ADEA”), and any similar or analogous state statute, excepting only:
     (A) rights of the Executive arising under, or preserved by, this Release or Section 3 of the Employment Agreement;
     (B) the right of the Executive to receive COBRA continuation coverage in accordance with applicable law;
     (C) claims for benefits under any health, disability, retirement, life insurance or other similar employee benefit plan (within the meaning of Section 3(3) of ERISA) of the Company Affiliated Group; and

     (D) rights to indemnification the Executive has or may have under the by-laws or certificate of incorporation of any member of the Company Affiliated Group or as an insured under any director’s and officer’s liability insurance policy now or previously in force.
     2. The Executive acknowledges and agrees that this Release is not to be construed in any way as an admission of any liability whatsoever by any Company Released Party, any such liability being expressly denied.
     3. This Release applies to any relief no matter how called, including, without limitation, wages, back pay, front pay, compensatory damages, liquidated damages, punitive damages, damages for pain or suffering, costs, and attorneys’ fees and expenses.
     4. The Executive specifically acknowledges that his acceptance of the terms of this Release is, among other things, a specific waiver of his rights, claims and causes of action under Title VII, ADEA, ADA and any state or local law or regulation in respect of discrimination of any kind; provided, however, that nothing herein shall be deemed, nor does anything contained herein purport, to be a waiver of any right or claim or cause of action which by law the Executive is not permitted to waive.
     5. As to rights, claims and causes of action arising under the ADEA, the Executive acknowledges that he has been given but not utilized a period of twenty-one (21) days to consider whether to execute this Release. If the Executive accepts the terms hereof and executes this Release, he may thereafter, for a period of seven (7) days following (and not including) the date of execution, revoke this Release as it relates to the release of claims arising under the ADEA. If no such revocation occurs, this Release shall become irrevocable in its entirety, and binding and enforceable against the Executive, on the day next following the day on which the foregoing seven-day period has elapsed. If such a revocation occurs, the Executive shall irrevocably forfeit any right to payment and provision of the Severance Benefits (as defined in the Employment Agreement), but the remainder of the Employment Agreement shall continue in full force.
     6. Other than as to rights, claims and causes of action arising under the ADEA, this Release shall be immediately effective upon execution by the Executive.
     7. The Executive acknowledges and agrees that he has not, with respect to any transaction or state of facts existing prior to the date hereof, filed any complaints, charges or lawsuits against any Company Released Party with any governmental agency, court or tribunal.
     8. The Executive acknowledges that he has been advised to seek, and has had the opportunity to seek, the advice and assistance of an attorney with regard to this Release, and has been given a sufficient period within which to consider this Release.
     9. The Executive acknowledges that this Release relates only to claims which exist as of the date of this Release.

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     10. The Executive acknowledges that the Severance Benefits he is receiving in connection with this Release are in addition to anything of value to which the Executive is entitled from the Company and are more than adequate consideration for the execution of this Release.
     11. Each provision hereof is severable from this Release, and if one or more provisions hereof are declared invalid, the remaining provisions shall nevertheless remain in full force and effect. If any provision of this Release is so broad, in scope, or duration or otherwise, as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
     12. This Release constitutes the complete agreement of the Parties in respect of the subject matter hereof and shall supersede all prior agreements between the Parties in respect of the subject matter hereof except to the extent set forth herein.
     13. The failure to enforce at any time any of the provisions of this Release or to require at any time performance by another party of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect the validity of this Release, or any part hereof, or the right of any party thereafter to enforce each and every such provision in accordance with the terms of this Release.
     14. This Release may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile shall be deemed effective for all purposes.
     15. This Release shall be binding upon any and all successors and assigns of the Executive and the Company.
     16. Except for issues or matters as to which federal law is applicable, this Release shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to the conflicts of law principles thereof.
[signature page follows]

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     IN WITNESS WHEREOF, this Release has been signed by or on behalf of each of the Parties, all as of ___________________________.

McJUNKIN RED MAN HOLDING CORPORATION
By:
	Name:	Andrew R. Lane
	Title:	Chairman, President & Chief Executive Officer

James E. Braun

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Exhibit B
Existing Inventions
None.